# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cohen Circle Acquisition Corp. I, CIK 0001894176
CUSIP: G3730H106
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001213900-24-088556
Filed by CIK 0001894482
Persons authorized to receive notices and communications: Mehar Jagota, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104, 2157019555

## Reporting persons
- Cohen Circle Sponsor I, LLC (CIK 0001894482): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,005,000; sole dispositive power 0; shared dispositive power 4,005,000; aggregate amount beneficially owned 4,005,000 (12.67% of the class)
  Comment: Comprised of 445,000 Class A ordinary shares, and 3,560,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.
- Cohen Circle Advisors I, LLC (CIK 0001894179): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,345,000; sole dispositive power 0; shared dispositive power 4,345,000; aggregate amount beneficially owned 4,345,000 (13.74% of the class)
  Comment: Comprised of 4,345,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.
- Betsy Z. Cohen (CIK 0001829381): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,350,000; sole dispositive power 0; shared dispositive power 8,350,000; aggregate amount beneficially owned 8,350,000 (26.41% of the class)
  Comment: Comprised of 445,000 Class A ordinary shares, and 7,905,000 Class B ordinary shares. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Ms. Cohen is the Manager of each of Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.
- Amanda Abrams: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Cohen Circle Acquisition Corp. I
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104
Comment:
Introductory Note

This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Class A ordinary shares, par value $0.0001 per share of Cohen Circle Acquisition Corp. I (the "Issuer"). This Amendment amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 17, 2024 (the "Original Schedule 13D"). Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Sponsor, which is the holder of record of approximately 12.67% of the issued and outstanding shares of all share classes of the Issuer (31,620,000) based on the number of Class A Shares (23,000,000), private placement units (715,000), and Class B Shares (7,905,000) outstanding as of the closing of the Issuer's initial public offering on October 15, 2024 (the "IPO");

(ii) Cohen Circle Advisors I, LLC ("Advisors"), which is the holder of record of 4,345,000 Class B Shares, or 13.74%, of the issued and outstanding shares of all share classes of the Issuer outstanding as of the closing of the IPO;

(iii) Betsy Z. Cohen, the President and Chief Executive Officer of the Issuer, and also the Manager of Sponsor and Advisors; and

(iv) Amanda Abrams.

On December 30, 2024, Ms. Abrams resigned as the co-Manager of Sponsor and Advisors. As a result, Ms. Abrams has ceased to be Reporting Person, which change in status is hereby reported upon the filing of this Amendment. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.
Residence or business address: The address of the principal business and principal office of each of Sponsor, Advisors and Mses. Cohen and Abrams is c/o Cohen Circle, LLC, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.
Present principal occupation or employment: Sponsor and Advisors' principal businesses are to act as the Issuer's sponsor and holder of all Class B Shares. The principal occupation of Ms. Cohen is to serve as an officer of the Issuer. The principal occupation of Ms. Abrams is to serve as Chief Executive Officer of Cohen Circle, LLC.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor and Advisors are each a Delaware limited liability company. Mses. Cohen and Abrams are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: No change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculation of the percentage of ordinary shares beneficially owned is based on 31,620,000 ordinary shares outstanding as of the closing of the IPO, including the Class A Shares (23,000,000), private placement units (715,000), and Class B Shares (7,905,000) outstanding as of such date. The aggregate number and percentage of ordinary shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference. As of December 30, 2024, each of Sponsor and Advisors is controlled by its Manager, Betsy Cohen. Ms. Cohen may be deemed to have beneficial ownership of securities reported herein, however, Ms. Cohen disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of ordinary shares during the 60 days preceding the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 30, 2024, Ms. Abrams resigned as the co-Manager of Sponsor and Advisors. As a result, Ms. Abrams has ceased to be Reporting Person, which change in status is hereby reported upon the filing of this Amendment. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No change.

## Signatures
- Cohen Circle Sponsor I, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen/Manager (01/03/2025)
- Cohen Circle Advisors I, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen/Manager (01/03/2025)
- Betsy Z. Cohen: /s/ Betsy Z. Cohen, Betsy Z. Cohen (01/03/2025)
- Amanda Abrams: /s/ Amanda Abrams, Amanda Abrams (01/03/2025)